SETTLEMENT AGREEMENT
                            --------------------



     THIS AGREEMENT, effective as of the last day signed, is made by and between the PENSION BENEFIT GUARANTY CORPORATION ("PBGC") and Corcap, Inc. ("Corcap") (collectively the "Parties").


                                 WITNESSETH
                                 ----------

     1. The PBGC is a wholly-owned United States Government corporation established under Title IV of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), 29 U.S.C. S 1301 et seq. (1994).

     2. Corcap is a Nevada corporation which maintains its principal office in Willimantic, Connecticut.

     3. Corcap sponsored two defined benefit pension plans, the Corcap, Inc. Pension Plan 1A and the Corcap, Inc. Pension Plan 6B (the "Plans").

     4. The PBGC and Corcap have entered into agreements dated April 29, 1996, terminating the Plans, establishing July 1, 1991 as the date of termination of the Plans, and appointing the PBGC trustee of the Plans.

     5. The PBGC has claims against Corcap for liability arising under ERISA S 4062, 29 U.S.C. S 1362, in connection with the termination of the Plans ("Employer Liability").

     6. The Parties agree that the Company is liable to the PBGC for Employer Liability and that prompt settlement of the PBGC's claim for Employer Liability is in the best interests of both Parties.

     NOW THEREFORE, the PBGC and Corcap agree as follows:

     1. Corcap will transfer to the PBGC as soon as practicable but no later than thirty (30) calendar days after the effective date of this agreement Four Hundred Twelve Thousand Six Hundred and Sixty (412,660) shares of the common stock of CompuDyne Corporation ("CompuDyne") in full satisfaction of Corcap's Employer Liability.

     2. In the event that Corcap fails to promptly transfer the CompuDyne stock as stated in paragraph 1 of this agreement, the PBGC may declare this agreement null and void and of no further effect and collect the full amount owed to the PBGC in connection with Corcap's Employer Liability.

     3. Corcap hereby warrants and represents that it holds legal title to the CompuDyne stock, and that it is transferring title to the CompuDyne stock to the PBGC under this agreement free and clear of any and all liens, claims or encumbrances.

    4. The persons executing this agreement hereby warrant and represent that they have the authority to sign this agreement on behalf of the Party hereto which they purport to represent, and that all necessary corporate or other appropriate action has been taken to cause them to possess such authority.

    5. This settlement agreement constitutes the entire agreement between the Parties with respect to the subject matter, and no other agreement or understanding exists except as expressly set forth herein.

     6. This agreement shall be construed and enforced under the laws of the District of Columbia, to the extent not preempted by federal law.

     IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year last written below.


                              PENSION BENEFIT GUARANTY CORPORATION


Dated: May 15, 1996           By:/s/Terrence M. Deneen
                                 ---------------------
                                 Terrence M. Deneen
                                 Deputy General Counsel




                             CORCAP, INC.


Dated: May 15, 1996          By:/s/Marty Roenigk
                                -----------------------
                                Marty Roenigk, Director


                             By:/s/Diane W. Burns
                                -------------------------
                                Diane W. Burns, President

























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